OATH OR AFFIRMATION

I, _____ Eben Perison _____ , swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statements and supporting schedules pertaining to the firm of _____ Armory Securities, LLC _____ , as of _____ December 31, 2020 _____ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer, or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

Eben Perison
_____
Signature

Chief Executive Officer
_____
Title

Please see attached certificate.
_____
Notary Public

This report** contains (check all applicable boxes):

✓	(a)	Facing page.
✓	(b)	Statement of Financial Condition.
✓	(c)	Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
✓	(d)	Statement of Changes in Financial Condition
✓	(e)	Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
	(f)	Statement of Changes in Liabilities Subordinated to Claims of General Creditors.
✓	(g)	Computation of Net Capital
✓	(h)	Computation for determination of reserve requirements pursuant to Rule 15c3-3.
✓	(i)	Information Relating to the Possession or Control Requirements for Brokers and Dealers Under Rule 15c3-3.
	(j)	A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
	(k)	A reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
✓	(l)	An Oath or Affirmation.
✓	(m)	A copy of the SIPC Supplemental Report.
✓	(n)	Exemption Report

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CALIFORNIA ALL-PURPOSE ACKNOWLEDGMENT CIVIL CODE § 1189

> A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California)

County of _LOS ANGELES_)

On _MARCH 29, 2021_ before me, _MARILOU CIMAFRANCA, NOTARY PUBLIC,_

     Date   Here Insert Name and Title of the Officer

personally appeared _EBEN PERISON_

                                        Name(s) of Signer(s)

who proved to me on the basis of satisfactory evidence to be the person(s) whose name(s) is/are subscribed to the within instrument and acknowledged to me that he/she/they executed the same in his/her/their authorized capacity(ies), and that by his/her/their signature(s) on the instrument the person(s), or the entity upon behalf of which the person(s) acted, executed the instrument.

I certify under PENALTY OF PERJURY under the laws of the State of California that the foregoing paragraph is true and correct.

WITNESS my hand and official seal.



MARILOU CIMAFRANCA
Notary Public - California
Los Angeles County
Commission # 2274672
My Comm. Expires Feb 5, 2023

Signature _Marilou Cimafranca_

                       Signature of Notary Public

Place Notary Seal Above

―――――――――――――― **OPTIONAL** ――――――――――――――

Though this section is optional, completing this information can deter alteration of the document or fraudulent reattachment of this form to an unintended document.

Description of Attached Document

Title or Type of Document: _FINANCIAL STATEMENTS + SCHEDULES_ Document Date: _MARCH 29, 2021_

Number of Pages: _24_ Signer(s) Other Than Named Above: _____

Capacity(ies) Claimed by Signer(s)

Signer's Name: _____ | Signer's Name: _____
☐ Corporate Officer — Title(s): _____ | ☐ Corporate Officer — Title(s): _____
☐ Partner — ☐ Limited ☐ General | ☐ Partner — ☐ Limited ☐ General
☐ Individual   ☐ Attorney in Fact | ☐ Individual   ☐ Attorney in Fact
☐ Trustee   ☐ Guardian or Conservator | ☐ Trustee   ☐ Guardian or Conservator
☐ Other: _____ | ☐ Other: _____
Signer Is Representing: _____ | Signer Is Representing: _____

Armory Securities, LLC

Financial Report
Year Ended December 31, 2020

Contents

Report of Independent Registered Public Accounting Firm   1

Financial Statements

    Statement of Financial Condition   3

    Statement of Operations   4

    Statement of Changes in Member's Capital   5

    Statement of Cash Flows   6

    Notes to Financial Statements   7 - 11

Supplemental Schedules

    Schedule I - Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange
        Commission   12

    Schedule II - Computation for Determination of Reserve Requirements Under Exhibit A of Rule
        15c3-3   13

    Schedule III - Information Relating to the Possession and Control Requirements Under 15c3-3   14



Report of Independent Registered Public Accounting Firm

To the Member
Armory Securities, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Armory Securities, LLC (the Company) as of December 31, 2020, and the related statements of operations, changes in member's capital and cash flows for the year then ended, and the related notes (collectively referred to as the financial statements). In our opinion the financial statements present fairly in all material respects, the financial position of the Company as of December 31, 2020, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

To the Members
Armory Securities, LLC

Supplemental Information

The Schedule I – Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission, Schedule II – Computation for Determination of Reserve Requirements Under Exhibit A of Rule 15c3-3 and Schedule III – Information Relating to the Possession and Control Requirements Under Rule 15c3-3 (the supplemental information) has been subjected to the audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the accompanying supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Weaver and Tidwell, L.L.P.
WEAVER AND TIDWELL, L.L.P.

We have served as the Company's auditors since 2015.

Los Angeles, California
March 29, 2021

Armory Securities, LLC

Statement of Financial Condition
December 31, 2020

Assets

Cash	$	5,145,560
Accounts receivable, net of allowance of $226,000		458,728
Prepaid expenses		11,000
Unbilled revenue		50,000
Other assets		3,870
Total assets	$	5,669,158

Liabilities and Member's Capital

Accounts payable and accrued expenses	$	66,521
Due to registered representatives		84,000
Due to affiliates		745,414
Contract liability		62,945
Total liabilities		958,880
Member's capital		4,710,278
Total liabilities and member's capital	$	5,669,158

See Notes to Financial Statements

Armory Securities, LLC

Statement of Operations
Year Ended December 31, 2020

Revenue:		
Investment banking	$	15,703,083
Revenue from reimbursable expenses		55,235
Total Revenue		15,758,318
Expenses:		
Amounts paid to registered representatives (see Note 4)		1,923,263
Employee Compensation and Benefits		10,054,457
Expense sharing charges		1,498,909
Bad debt expense		3,898
Professional fees		140,539
Advertising and Promotion		9,090
Insurance		6,250
Regulatory		41,577
Compliance		10,384
Other expenses		17,042
Total Expenses		13,705,409
Net income	$	2,052,909

See Notes to Financial Statements

Armory Securities, LLC

Statement of Changes in Member's Capital
Year Ended December 31, 2020

Balance, beginning of year	$	2,657,369
Net income		2,052,909
Balance, end of year	$	4,710,278

See Notes to Financial Statements

Armory Securities, LLC

Statement of Cash Flows
Year Ended December 31, 2020

Cash flows from operating activities		
Net income	$	2,052,909
Adjustments to reconcile net income to net cash		
provided by operating activities:		
Bad debt expense		3,898
Net changes in operating assets and liabilities:		
(Increase)/decrease in accounts receivable		112,289
(Increase)/decrease in prepaid assets		5,299
(Increase)/decrease in other assets		(50,000)
(Increase)/decrease in unbilled revenue		(3,870)
(Increase)/decrease in due from/to affiliates		1,381,810
Increase/(decrease) in due to registered representatives		22,490
Increase/(decrease) in accounts payable and accrued expenses		20,144
Increase/(decrease) in contract liability		(139,555)
Net cash provided by operating activities		3,405,414
Cash:		
Beginning of year		1,740,146
End of year	$	5,145,560

Armory Securities, LLC

Notes to Financial Statements

Note 1.   Nature of Business and Significant Accounting Policies

Armory Securities, LLC (the "Company") is a Delaware limited liability company with the purpose of conducting business as a broker-dealer The Company's primary business is investment banking services including providing financial advisory services to institutional investors, corporations, and individuals. These financial advisory services include capital sourcing, mergers and acquisitions, and strategic business advisory services. The Company is registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA).

The Company is exempt from Rule 15c3-3 relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. §240.17a-5 because the Company limits its business activities exclusively to investment banking and consulting services and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3).

The following is a summary of the Company's significant accounting policies:

The Company follows Generally Accepted Accounting Principles ("GAAP"), as established by the Financial Accounting Standards Board (the "FASB"), to ensure consistent reporting of financial condition, results of operations, and cash flows.

Accounting estimates: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Cash: Cash consists of demand deposits at U.S. financial institutions. Such deposits may be in excess of the Federal Deposit Insurance Corporation insurance limits. The Company considers the credit risk of such financial institutions to be remote and has not experienced and does not expect to experience any losses in any such accounts.

Accounts Receivable: Accounts receivable represent amounts due from customers for services provided, investment banking fees due or expense reimbursements due, all pursuant to the terms of the Company's contracts with its customers. Amounts are recorded at the invoiced amount, net of any allowance for doubtful accounts, and do not typically bear interest. Invoices are due upon receipt and the Company assesses the collectability of the invoices by taking into consideration the aging of accounts receivable, changes in customer credit worthiness, general market and economic conditions, and historical experience.

Effective January 1, 2020, the Company adopted the provisions of ASC Topic 326, Financial Instruments – Credit Losses. Under the provisions of ASC 326, the allowance for accounts receivable is based on the expected credit loss over the entire life of the financial asset. An allowance for credit loss is based on the Company's expectation of the collectability of financial instruments carried at amortized costs. The Company's expectation is that credit risk is not significant until receivables are more than 90 days past due.

As of January 1, 2020, the Company had net receivables of $574,915. As of December 31, 2020, the Company had net receivables related to revenues from contracts with customers of $458,728. The Company has recorded an allowance for doubtful accounts of $226,000 by specifically identifying and estimating uncollectible amounts from three of its clients. The Company does not require collateral for accounts receivable balances. The allowance for doubtful accounts is an inherently uncertain estimate. It is reasonably possible that the Company may be able to collect amounts that differ from the estimate.

Revenue recognition The Company's revenue includes both Advisory Fees and Success Fees, each as defined below, earned from providing investment banking services. Beginning in January 2019, the Company has accounted for revenue earned from contracts with customers under "Revenue from Contracts with Customers (Topic 606)."

Armory Securities, LLC

Notes to Financial Statements

Advisory Fees are typically fixed and determined based on the terms of the contract; therefore they are included in the transaction price at the time of contract inception ("Advisory Fees"). Some Advisory Fees and most other investment banking fees (collectively, "Success Fees") are considered variable, as they are contingent upon a future event and are excluded from the transaction price until the uncertainty associated with the variable consideration is subsequently resolved, which is expected to occur upon achievement of the specified milestone.

Revenue from contracts with customers is recognized when, or as, the Company satisfies its performance obligations by transferring the promised deliverables or services to its customers. A deliverable or service is transferred to a customer when, or as, the customer obtains control of that deliverable or service.

A performance obligation may be satisfied over time or at a point in time. Revenue from a performance obligation satisfied over time is recognized by measuring the Company's progress in satisfying the performance obligation in a manner that depicts the transfer of the deliverables or services to the customer. Revenue from a performance obligation satisfied at a point in time is recognized at the point in time that the Company determines the customer obtains control over the promised deliverable or service. For certain contracts, revenue is recognized over time for advisory arrangements in which the performance obligations are simultaneously provided by the Company and consumed by the customer. In some circumstances, significant judgement is needed to determine the timing and measure of progress appropriate for revenue recognition under a specific contract. Retainers and other fees received from customers prior to recognizing revenue are reflected as contract liabilities.

The amount of revenue recognized in either situation reflects the consideration the Company expects to be entitled to in exchange for those promised goods or services (i.e., the "transaction price"). In determining the transaction price, the Company considers multiple factors, including the effects of variable consideration. Variable consideration is included in the transaction price only to the extent it is probable that a significant reversal in the amount of cumulative revenue recognized will not occur when the uncertainties with respect to the amount are resolved. In determining when to include Success Fees in the transaction price, the Company considers the range of possible outcomes, the predictive value of its past experiences, the time period of when uncertainties expect to be resolved and the amount of consideration that is susceptible to factors outside of the Company's influence, such as market volatility or the judgment and actions of third parties.

The Company does not disclose information about remaining performance obligations pertaining to contracts that have an original expected duration of one year or less. The transaction price allocated to remaining unsatisfied or partially unsatisfied performance obligations with an original expected duration exceeding one year was not material at December 31, 2020. Success Fees that are contingent upon completion of a specific milestone and fees associated with these services are also excluded as the fees are considered variable and not included in the transaction price at December 31, 2020.

The Company recognizes revenue from advisory services, based on a time-based input method, over the period in which the services are rendered. Success fees are typically based on a percentage of the equity or debt financing raised as defined in the terms of the contract. Due to Success fee revenue being severely constrained up until the point in which it is known that the equity or debt transaction closes (the specified milestone), Success Fee revenue will not be recognized until the confirmed closing date of the respective transaction.

Payment for advisory services are generally due promptly upon completion of a specified milestone or, for retainer fees up front or, periodically over the course of the engagement. Payment of Success Fees are generally due upon closing of the respective transaction.

The timing of the Company's revenue recognition may differ from the timing of payment by its customers. The Company records a receivable or unbilled revenue when revenue is recognized prior to payment and the Company has an unconditional right to payment. Alternatively, when payment precedes the provision of the related services, the Company records a contract liability until the performance obligations are satisfied.

Armory Securities, LLC

Notes to Financial Statements

The Company's contract liability relates to Retainer Fees received from engagements where the performance obligation has not yet been satisfied. As of December 31, 2020, contract liability was $62,945. As of December 31, 2019, the Company had contract liability of $202,500 which was recognized as revenue during 2020.

In connection with its services, the Company, either directly or through its affiliates, may incur out of pocket expenses which are reimbursed by its customers. In accordance with "Revenue from contracts with Customers (Topic 606)", the Company records the revenue and expense related to such amounts when incurred on its Statement of Operations.

Income taxes: The Company is taxed as a partnership under the provisions of the Internal Revenue Code and, accordingly, is not subject to federal income taxes. Instead, the member is liable for federal and state income taxes on their respective share of the taxable income of the Company. Accordingly, no provision or benefit for income taxes has been made as the Company's taxable income or loss is included in the tax return of the members.

FASB guidance requires the evaluation of income tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained "when challenged" or "when examined" by the applicable tax authority.

Income tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax benefit or expense and liability in the current year. For the year ended December 31, 2020, management has determined that there are no material uncertain income tax positions. The Company files income tax returns in U.S. federal jurisdiction, and various states.

Note 2.   Net Capital Requirements

The Company is a broker-dealer subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the Company to maintain minimum "net capital" equal to the greater of $5,000 or 6-2/3 percent of "aggregate indebtedness," as defined, and the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn if the resulting net capital ratio would exceed 10 to 1. Net capital changes from day to day, but at December 31, 2020, the Company had net capital of $4,270,680, which was $4,210,951 above its required net capital of $59,729. At December 31, 2020, the Company's aggregate indebtedness to net capital ratio was .2 to 1.

Note 3.   Customer Concentration

For the year ended December 31, 2020, the Company had three major customers which represented approximately 73 percent of total net revenue and four customers which represented approximately 95 percent of net accounts receivable. A customer is considered major when the customer represents more than 10 percent of total net revenue or net receivables for the year ended at December 31, 2020.

Note 4.   Related-Party Transactions

On October 1, 2014, the Company entered into an expense sharing agreement with Armory Group, LLC ("Armory Group") whereby Armory Group agreed to pay overhead expenses on behalf of the Company. Expenses allocated to the Company are reflected as an expense sharing charge on the accompanying Statement of Operations and include compensation and related costs for personnel, technology, communication, support services and

Armory Securities, LLC

Notes to Financial Statements

occupancy. In connection with this agreement, the Company incurred expenses of $11,498,133 during the year ended December 31, 2020.

On October 1, 2014, the Company entered into commission agreements with specific registered representatives whereby the Company generally receives 10 percent of the revenue generated by such individuals. For the year ended December 31, 2020, Armory Securities recognized gross revenue of $2,114,692 and net revenue of $220,468 from this arrangement. For the year ended December 31, 2020, $1,923,263 was allocated to registered representatives related to the commission agreements. Such amount includes allocations of revenue generated by such individuals and other revenue generated where the registered representative assisted the Company with other revenue sources.

Note 5.   Concentration of Credit Risk

The Company maintains its cash account with a financial institution. The total cash balance of the Company is insured by the Federal Deposit Insurance Corporation (FDIC) up to $250,000 per depositor, per bank. The Company monitors such credit risk and has not experienced any losses related to such risks that, at times, may exceed federally insured limits.

Note 6.   Member's Capital and Equity Compensation

Member's capital consists of two classes of units that represent membership interests, Class A and B. The Members are not required to make additional contributions anytime and their risk is limited to existing capital **balances**

Class A members have the right and full authority to manage, control, administer and operate the business and affairs of the Company. Class B members have the right to vote on matters as specifically noted in the operating agreement.

The Class B units are intended to constitute "profit interests" within the meaning of Internal Revenue Service Revenue Procedures 93-27 and 2001-43. The Class B units entitle the holders to pro rata participation in future profits of the Company.

In 2018, Armory Group purchased all Class A and Class B units in the Company from a minority holder of the units. Subsequent to this transaction, the Company is now wholly owned by Armory Group.

As of December 31, 2020, there are 1,676 outstanding Class A units and 3,444 outstanding and vested Class B units. As of December 31, 2020, Class A member's total capital balance is $1,541,881 and Class B member's total capital balance is $3,168,397, total capital balance is $4,710,278.

Note 7.   Indemnifications

In the normal course of business, the Company enters into contracts that contain a variety of representations and warranties that provide indemnifications under certain circumstances The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. The Company expects the risk of loss to be remote.

Note 8.   Subordinated Liabilities to Claims of General Creditors

During the year ended December 31, 2020, there were no liabilities subordinated to the claims of general creditors. Accordingly, a statement of changes in liabilities subordinated to claims of general creditors has not been included in these financial statements.

Armory Securities, LLC

Notes to Financial Statements

Note 9. **Subsequent Events**

The Company has evaluated subsequent events for potential recognition and/or disclosure through March 29, 2020, the date these financial statements were issued.

Armory Securities, LLC

Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission
December 31, 2020

Schedule I

Member's capital	$	4,710,278
Less nonallowable assets:		
Accounts receivable		374,728
Prepaid expenses		11,000
Unbilled revenue		50,000
Other asset, receivables from affiliates		3,870
		439,598
Net capital		4,270,680
Minimum net capital (the greater of $5,000 or 6-2/3% of aggregate indebtedness)		59,729
Excess net capital	$	4,210,951
Aggregate indebtedness:		
Accounts payable and accrued expenses	$	66,521
Due to registered representatives		84,000
Due to affiliates		745,414
	$	895,935
Ratio of aggregate indebtedness to net capital		.2 to 1

Note: There are no material differences between the preceding computation and the Company's corresponding amended Part II of Form X-17A-5 as of December 31, 2020.

Armory Securities, LLC

**Computation for Determination of Reserve Requirements Under   Schedule II
Exhibit A of Rule 15c3-3**

The Company is exempt from Rule 15c3-3 relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to private placements of securities and consulting related to the private placement of securities and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3).

Armory Securities, LLC

Information Relating to the Possession and Control　　　　　Schedule III
Requirements Under 15c3-3

The Company is exempt from Rule 15c3-3 relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to private placements of securities and consulting related to the private placement of securities and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3).



Armory Securities, LLC
1230 Rosecrans Avenue, Suite 660
Manhattan Beach, CA 90266
Tel: (310) 798-7777
Fax: (310) 798-6277

Month 29, 2021

Weaver and Tidwell, L.L.P.
24 Greenway Plaza, Suite 1800
Houston, TX 77046

We are providing this letter in connection with your audit of the statement of financial condition, and the statements of operations, changes in member's capital and cash flows of Armory Securities, LLC (the Company) as of December 31, 2020 and for the year then ended, for the purpose of expressing an opinion as to whether the financial statements present fairly, in all material respects, the financial position, results of operations, and cash flows of the Company in accordance with accounting principles generally accepted in the United States of America. We confirm that we are responsible for the fair presentation in the financial statements of financial position, results of operations, and cash flows in accordance with accounting principles generally accepted in the United States of America and that we are responsible for establishing and maintaining controls that are sufficient to provide a reasonable basis for the preparation of reliable financial statements in accordance with accounting principles generally accepted in the United States of America

Certain representations in this letter are described as being limited to matters that are material. Items are considered material, regardless of size, if they involve an omission or misstatement of accounting information that, in the light of surrounding circumstances, makes it probable that the judgment of a reasonable person relying on the information would be changed or influenced by the omission or misstatement.

We confirm, to the best of our knowledge and belief, as of Month 29, 2021 the following representations made to you during your audit.

1. We have fulfilled our responsibilities, as set out in the terms of the audit engagement letter dated August 11, 2020, including our responsibility for the preparation and fair presentation of the financial statements.
2. The financial statements referred to above are fairly presented in accordance with accounting principles generally accepted in the United States of America.
3. We have made available to you all:
    a. Financial records and related data, including the names of all related parties and all relationships and transactions with related parties.
    b. Minutes of the meetings of stockholders, directors, and committees of directors, or summaries of actions of recent meetings for which minutes have not yet been prepared.
4. There have been no communications from regulatory agencies concerning noncompliance with or deficiencies in financial reporting practices.
5. There are no side agreements or other arrangements (either written or oral) that have not been disclosed to you.
6. There are no material transactions that have not been properly recorded in the accounting records underlying the financial statements.
7. We believe that the effects of the uncorrected misstatements in the financial statements summarized in the attached schedule and aggregated by you during the current engagement are immaterial, both individually and in the aggregate, to the financial statements taken as a whole.
8. We acknowledge our responsibility for the design and implementation of programs and controls to prevent and detect fraud.
9. We have no knowledge of any fraud or suspected fraud affecting the entity involving (a) management, (b) employees who have significant roles in internal controls, or (c) others where the fraud could have a material effect on the financial statements.
10. We have no knowledge of any allegations of fraud or suspected fraud affecting the entity received in communications from employees, former employees, analysts, regulators, short sellers, or others.
11. The Company has no plans or intentions that may materially affect the carrying value or classification of assets and liabilities.

12. The Company has appropriately reconciled its books and records (for example, general ledger accounts) underlying the financial statements to their related supporting information (for example, sub-ledger or third-party data). All related reconciling items considered to be material were identified and included on the reconciliations and were appropriately adjusted in the financial statements. There were no material unreconciled differences or general ledger suspense account items that should have been adjusted or reclassified to another account. All intra-company accounts have been eliminated or appropriately measured and considered for disclosure in the financial statements.

13. The following have been properly recorded or disclosed in the financial statements:
    a. Related-party transactions, including sales, purchases, loans, transfers, leasing arrangements, and guarantees, and amounts receivable from or payable to related parties.
    b. Guarantees, whether written or oral, under which the Company is contingently liable.
    c. Significant estimates and material concentrations known to management that are required to be disclosed in accordance with ASC 275, *Risks and Uncertainties*. Significant estimates are estimates at the balance sheet date that could change materially within the next year. Concentrations refer to volumes of business, revenues, available sources of supply, or markets or geographic areas for which events could occur that would significantly disrupt normal finances within the next year.
    d. Bonus accruals as of December 31, 2020.
    e. Receivables recorded in the financial statements represent valid claims against debtors for sales or other charges arising on or before the balance sheet date and have been appropriately reduced to their estimated net realizable value. The allowance applied to the Immune receivable is sufficient based on our knowledge of the funds available to the Chapter 11 Applicants.

14. There are no:
    a. Violations or possible violations of laws or regulations whose effects should be considered for disclosure in the financial statements or as a basis for recording a loss contingency.
    b. We are not aware of any pending or threatened litigation, claims, or assessments, or unasserted claims or assessments that are required to be accrued or disclosed in the financial statements in accordance with US GAAP, and we have not consulted a lawyer concerning litigation, claims, or assessments.
    c. Other liabilities or gain or loss contingencies that are required to be accrued or disclosed by ASC 450, *Contingencies*.

15. The Company has satisfactory title to all owned assets, and there are no liens or encumbrances on such assets nor has any asset been pledged as collateral.

16. All borrowings and financial obligations of the Company of which we are aware are included in the financial statements at December 31, 2020, as appropriate. We do not have any borrowings at December 31, 2020.

17. We have complied with all aspects of contractual agreements that would have a material effect on the financial statements in the event of noncompliance.

18. The Company has assessed the impact of ASC 740, *Income Taxes*, and has determined that no material liability is required to be recorded.

19. Risks associated with concentrations, based on information known to management, that meet all of the following criteria have been disclosed in the financial statements.
    a. The concentration exists at the date of the financial statements.
    b. The concentration makes the enterprise vulnerable to the risk of a near-term severe impact.
    c. It is at least reasonably possible that the events that could cause the severe impact will occur in the near term.

20. We have implemented proper controls to identify revenue recognition in accordance with (ASC) 606, *Revenue from Contracts with Customers*). For the revenue contracts:
    a. There are no side letters, emails, or other agreements (oral or written) that materially alter the terms of the original contracts other than any fully executed amendments to the contracts.
    b. We have reviewed all amounts of revenue that have been deferred, as of the balance sheet date, in accordance with the above-captioned accounting rules generally accepted in the United States, and believe that these revenues are appropriately deferred and will be realized in the future periods.

21. In addition, the Company at December 31, 2020 had:
    a. No material unrecorded assets or contingent assets, such as claims relating to buy-ins, unfulfilled contracts, and so forth, whose value depends on the fulfillment of conditions regarded as uncertain.
    b. No open contractual commitments other than those appearing on the memo books and records; for example, when-distributed and delayed delivery contracts, underwritings and when-issued contracts, endorsements of puts and calls, and commitments in foreign currencies and spot (cash) commodity contracts.



c. No borrowings or claims unconditionally subordinated to all claims or general creditors pursuant to a written agreement except as disclosed in the financial statements or notes thereto.

22. We are responsible for establishing and maintaining adequate internal control for safeguarding customer and the Company's securities and for the practices and procedures relevant to the objectives stated in Rule J 7a-5(g), including making the periodic computations of aggregated indebtedness (or aggregate debits) and net capital under Rule l 7a-3(a)(l l) and for maintaining compliance with the exemptive provisions of Rule l 5c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we do not maintain practices and procedures related to the following:
    a. Making quarterly securities examinations, counts, verifications, and comparisons, and recordation of differences required by Rule l 7a-l 3.
    b. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.
23. We believe that our practices and procedures as described above were adequate at December 31, 2020 to meet the SEC's objectives.
24. There have been no significant changes in internal control since December 31, 2020.
25. The Company's expense sharing agreement with Armory Group, LLC has been determined to be on a reasonable basis which is considered a proper method pursuant to Securities Exchange Act Rule l 7a-3(a)(l) and (a)(2).
26. The Company is not required to pay any Public Company Accounting Oversight Board accounting support fees.
27. There are no capital withdrawals anticipated within the next six months other than as disclosed in the financial statements or notes thereto.
28. With respect to the tax compliance services, we have performed the following:
    – Made all management decisions and performed all management functions;
    – Assigned a competent individual to oversee the services;
    – Evaluated the adequacy of the services performed;
    – Evaluated and accepted responsibility for the result of the service performed; and
    – Established and maintained internal controls, including monitoring ongoing activities
29. There are no significant deficiencies or material weaknesses for the year ended December 31, 2020, or during the period from January l, 2020, to the date of the auditor's report, in internal control over financial reporting and control activities for safeguarding securities, and the practices and procedures followed in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital as defined in accordance with the Net Capital Rule and the customer reserve computations required by 17 CFR 240.15c3-3(e) (The Customer Protection Rule).
30. Net capital computations, prepared by the Company during the period from January l, 2020, through the date of the auditor's report, indicated that the Company was in compliance with the requirements of the Net Capital Rule (and applicable exchange requirements) at all times during the period. The Company is not subject to and did not prepare a calculation for the reserve requirements of Rule 15c3-3 in accordance with applicable regulation.
31. With respect to the supplementary information accompanying the financial statements.
    a. We acknowledge our responsibility for the presentation of the supplementary information in accordance with Rule l 7a-5 of the Securities Exchange Act of 1934.
    b. We believe the supplementary information, including its form and content, is measured and fairly presented in accordance with Rule l 7a-5 of the Securities Exchange Act of 1934.
    c. The methods of measurement have not changed from those used in the prior period.
    d. We believe the Computation of Net Capital complies, in all material respects, with the regulatory requirements including C.F.R. § 240.17-a5.
    e. We are responsible for the significant assumptions or interpretations underlying the measurement or presentation of the supplementary information. We believe the significant assumptions or interpretations used are reasonable.



32. We represent the following to you in connection with your review of the Company's assertions, included in the accompanying Exemption Report (Exemption Report), in which the Company claimed an exemption relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to investment banking and consulting services and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the year, for the purpose of expressing an opinion about whether, based on the results of your review procedures, you are aware of any material modifications that should be made to the Company's assertions for the Exemption Report to be fairly stated, in all material respects.

    a. We acknowledge our responsibility for compliance with the identified exemptive provisions throughout the most recent fiscal year.

    b. The assertions stated in the Exemption Report are the responsibility of management.

    c. We have made available all records and other information relevant to the Company's assertions, including all communications from regulatory agencies, internal auditors, others who perform an equivalent function, compliance functions, and other auditors concerning possible exceptions to the exemptive provisions, received through the date of the auditor's review report.

    d. There are no known events or other factors that might significantly impact the Company's compliance with the identified exemptive provisions that occurred subsequent to December 31, 2020 through the date of the auditor's report.

33. We represent to you the following in connection with your agreed-upon procedures performed over the Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2020, for the purpose of reporting your findings to the specified parties in regards to Armory Securities, LLC's (the Company) compliance with the applicable instructions of Form SIPC-7 included in Rule 17a-5(e)(4) under the Securities and Exchange Act of 1934 and the SIPC Series 600 Rules.

    a. We are responsible for the required financial data included on Form SIPC-7 and for ensuring that it is complete, accurate, and timely filed, in accordance with the regulatory and contractual obligations to SIPC, Securities and Exchange Commission (SEC), Financial Industry Regulatory Authority, Inc. (FINRA) and any other designated examining authority.

    b. We have disclosed to you all information of which we are aware that may contradict the completeness or accuracy of the information contained on Form SIPC-3, and we have disclosed to you all communications from regulatory agencies affecting the submission.

    c. We have made available to you all information that we believe is relevant to the submission of the Form SIPC-7.

    d. We have responded fully to all inquiries made to us by you during the engagement.

    e. No events have occurred subsequent to the date of this letter that would require adjustment to or modification of the form submission.

    f. Your report is intended solely for the information and use of SIPC, SEC, FINRA, and other designated examining authority and is not intended to be and should not be used by anyone other than those specified parties.

34. To the best of our knowledge and belief, no events have occurred subsequent to the balance sheet date and through the date of this letter that would require adjustment to or disclosure in the aforementioned financial statements.

Eben Perison
Chief Executive Officer



ARMORY

Armory Securities, LLC
1230 Rosecrans Avenue, Suite 660
Manhattan Beach, CA 90266
Tel: (310) 798-7777
Fax: (310) 798-6277

Summary of Uncorrected Misstatements

General Ledger Account		*Assets Debit/(Credit)*		*Liabilities Debit/(Credit)*		*Equity (Debit/(Credit)*	*Income Statement Debit/(Credit)*				
Description	*Amount*	*Total Assets (Sum of Columns J,K)*		*Total Liabilities (Sum of Columns N, O)*	*Current Liabilities*	*Equity*	*Revenue*	*G&A*	*Pretax Income (Sum of Columns Q, R, S, T)*		*Net Equity (Equity (Column P) + Net Income*
Retained Earnings	19,364.00	-		-		19,364			-		19,364
Expense Sharing Agreement: Overhead	(19,364.00)	-		-				(19,364)	(19,364)		(19,364)
Cosine Group: Revenue Adjustments	(16,622)			-			(16,622)				
Unearned Revenue: Cosine - Retainers	16,622			16,622	16,622						
Retained Earnings	11,790.00					11,790			-		11,790
Business Licenses and Permit: State Taxes & Fees	(11,790.00)							(11,790)	(11,790)		(11,790)
Accrued Expenses: Audit	16,000			16,000	16,000				-		-
Accrued Expenses: Tax	17,665			17,665	17,665				-		-
Professional Fees	(9,870)			-				(9,870)	(9,870)		(9,870)
Retained Earnings	(23,795)			-		(23,795)			-		(23,795)
Cosine Group: Monthly Fees	12,041.00			-				12,041	12,041		12,041
Due to Registered Reps	(12,041.00)			(12,041)	(12,041)						-
Effect of Uncorrected Misstatements: Current-Period		-		38,246	38,246	7,359	(16,622)	(28,983)	(28,983)		(21,624)
Effect of Prior-Period Uncorrected Misstatements		-					(1,424)	(31,071)	41,021		(32,495)
Net Effect of Uncorrected Misstatements		-		38,246	38,246	7,359	(18,046)	(60,054)	12,038		(54,119)
Financial Statement Line Item:		**5,665,289**		**(955,011)**		**(2,657,369)**	**(13,835,054)**	**11,782,145**	**(2,052,909)**		**(4,710,278)**
Uncorected Misstatements as a %		0.00%		-4.00%		-0.28%	0.13%	-0.51%	-0.59%		1.15%
Iron Curtain Impact		-		38,246		7,359	(16,622)	(33,665)	(50,287)		(42,928)
Iron Curtain %:		0.00%		-4.00%		-0.28%	0.12%	-0.29%	2.45%		0.91%



Report of Independent Registered Public Accounting Firm

To the Member
Armory Securities, LLC

We have reviewed management's statements, included in the accompanying Armory Securities, LLC (the Company) Exemption Report, in which the Company claimed an exemption relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to investment banking and consulting services, and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent year without exception. The Company's management is responsible for compliance with the exemption provision and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with exemption provision. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the conditions set forth in Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 under the Securities Exchange Act of 1934.

Weaver and Tidwell, L.L.P.

WEAVER AND TIDWELL, L.L.P.

Los Angeles, California
March 29, 2021

Weaver and Tidwell, L.L.P.
1230 Rosecrans Avenue, Suite 510 | Manhattan Beach, CA 90266
Main: 310.382.5380
CPAs AND ADVISORS | WEAVER.COM

Exemption Report
December 31, 2020

Armory Securities, LLC ("Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

- The Company does not claim an exemption under paragraph (k) of 17 C.F.R. §240.15c3-3, and

- The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to (1) investment banking and consulting services, and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

I, Eben Perison swear (or affirm) that, to the best of my knowledge and belief, this Exemption Report is true and correct.

Eben Perison

_____

Eben Perison, CEO



Report of Independent Registered Public Accounting Firm

To the Member
Armory Securities, LLC

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below, and were agreed to by Armory Securities, LLC (the Company) and the SIPC, solely to assist you and the SIPC in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2020. Management of the Company is responsible for its Form SIPC-7 and for its compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences;

2. Compared the Total Revenue amounts reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2020, with the Total Revenue amounts reported in Form SIPC-7 for the year ended December 31, 2020, noting a difference pertaining to revenue from reimbursable expenses of $55,235;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences; and

4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences.

We were not engaged to, and did not conduct an examination or a review, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's compliance with the applicable instructions of the Form SIPC-7 for the year ended December 31, 2020. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the Company and the SIPC and is not intended to be and should not be used by anyone other than these specified parties.

Weaver and Tidwell, L.L.P.

WEAVER AND TIDWELL, L.L.P.

Los Angeles, California
March 29, 2021

Armory Securities, LLC

Financial Report
Year Ended December 31, 2020

This report is deemed CONFIDENTIAL in accordance with Rule 17a-5(e)(3) under the Securities Exchange Act of 1934 . A statement of financial condition bound separately has been filed with the Securities and Exchange Commission simultaneously herewith as a PUBLIC document.

Contents

Report of Independent Registered Public Accounting Firm 1

Financial Statements

Statement of Financial Condition 2

Notes to Financial Statements 3 - 6



Report of Independent Registered Public Accounting Firm

To the Member
Armory Securities, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Armory Securities, LLC (the Company) as of December 31, 2020 and the related notes (collectively referred to as the financial statement). In our opinion, the financial statement presents fairly in all material respects, the financial position of the Company as of December 31, 2020 in conformity with accounting principles generally accepted in the United States.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Weaver and Tidwell, L.L.P.
WEAVER AND TIDWELL, L.L.P.

We have served as the Company's auditors since 2015.

Los Angeles, California
March 29, 2021

Weaver and Tidwell, L.L.P.
1230 Rosecrans Avenue, Suite 510 | Manhattan Beach, CA 90266
Main: 310.382.5380

CPAs AND ADVISORS | WEAVER.COM

Armory Securities, LLC
Statement of Financial Condition
December 31, 2020

Assets

Cash	$	5,145,560
Accounts receivable, net of allowance of $226,000		458,728
Prepaid expenses		11,000
Unbilled revenue		50,000
Other assets		3,870
Total assets	$	5,669,158

Liabilities and Member's Capital

Accounts payable and accrued expenses	$	66,521
Due to registered representatives		84,000
Due to affiliates		745,414
Contract liability		62,945
Total liabilities		958,880
Member's capital		4,710,278
Total liabilities and member's capital	$	5,669,158

See Notes to Financial Statements

Note 1.   Nature of Business and Significant Accounting Policies

Armory Securities, LLC (the "Company") is a Delaware limited liability company with the purpose of conducting business as a broker-dealer The Company's primary business is investment banking services including providing financial advisory services to institutional investors, corporations, and individuals. These financial advisory services include capital sourcing, mergers and acquisitions, and strategic business advisory services. The Company is registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA).

The Company is exempt from Rule 15c3-3 relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. §240.17a-5 because the Company limits its business activities exclusively to investment banking and consulting services and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3).

The following is a summary of the Company's significant accounting policies:

The Company follows Generally Accepted Accounting Principles ("GAAP"), as established by the Financial Accounting Standards Board (the "FASB"), to ensure consistent reporting of financial condition, results of operations, and cash flows.

Accounting estimates: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Cash: Cash consists of demand deposits at U.S. financial institutions. Such deposits may be in excess of the Federal Deposit Insurance Corporation insurance limits. The Company considers the credit risk of such financial institutions to be remote and has not experienced and does not expect to experience any losses in any such accounts.

Accounts Receivable: Accounts receivable represent amounts due from customers for services provided, investment banking fees due or expense reimbursements due, all pursuant to the terms of the Company's contracts with its customers. Amounts are recorded at the invoiced amount, net of any allowance for doubtful accounts, and do not typically bear interest. Invoices are due upon receipt and the Company assesses the collectability of the invoices by taking into consideration the aging of accounts receivable, changes in customer credit worthiness, general market and economic conditions, and historical experience.

Effective January 1, 2020, the Company adopted the provisions of ASC Topic 326, Financial Instruments – Credit Losses. Under the provisions of ASC 326, the allowance for accounts receivable is based on the expected credit loss over the entire life of the financial asset. An allowance for credit loss is based on the Company's expectation of the collectability of financial instruments carried at amortized costs. The Company's expectation is that credit risk is not significant until receivables are more than 90 days past due.

As of January 1, 2020, the Company had net receivables of $574,915. As of December 31, 2020, the Company had net receivables related to revenues from contracts with customers of $458,728. The Company has recorded an allowance for doubtful accounts of $226,000 by specifically identifying and estimating uncollectible amounts from three of its clients. The Company does not require collateral for accounts receivable balances. The allowance for doubtful accounts is an inherently uncertain estimate. It is reasonably possible that the Company may be able to collect amounts that differ from the estimate.

Revenue recognition The Company's revenue includes both Advisory Fees and Success Fees, each as defined below, earned from providing investment banking services. Beginning in January 2019, the Company has accounted for revenue earned from contracts with customers under "Revenue from Contracts with Customers (Topic 606)."

Advisory Fees are typically fixed and determined based on the terms of the contract; therefore they are included in the transaction price at the time of contract inception ("Advisory Fees"). Some Advisory Fees and most other investment banking fees (collectively, "Success Fees") are considered variable, as they are contingent upon a future event and are excluded from the transaction price until the uncertainty associated with the variable consideration is subsequently resolved, which is expected to occur upon achievement of the specified milestone.

Revenue from contracts with customers is recognized when, or as, the Company satisfies its performance obligations by transferring the promised deliverables or services to its customers. A deliverable or service is transferred to a customer when, or as, the customer obtains control of that deliverable or service.

A performance obligation may be satisfied over time or at a point in time. Revenue from a performance obligation satisfied over time is recognized by measuring the Company's progress in satisfying the performance obligation in a manner that depicts the transfer of the deliverables or services to the customer. Revenue from a performance obligation satisfied at a point in time is recognized at the point in time that the Company determines the customer obtains control over the promised deliverable or service. For certain contracts, revenue is recognized over time for advisory arrangements in which the performance obligations are simultaneously provided by the Company and consumed by the customer. In some circumstances, significant judgement is needed to determine the timing and measure of progress appropriate for revenue recognition under a specific contract. Retainers and other fees received from customers prior to recognizing revenue are reflected as contract liabilities.

The amount of revenue recognized in either situation reflects the consideration the Company expects to be entitled to in exchange for those promised goods or services (i.e., the "transaction price"). In determining the transaction price, the Company considers multiple factors, including the effects of variable consideration. Variable consideration is included in the transaction price only to the extent it is probable that a significant reversal in the amount of cumulative revenue recognized will not occur when the uncertainties with respect to the amount are resolved. In determining when to include Success Fees in the transaction price, the Company considers the range of possible outcomes, the predictive value of its past experiences, the time period of when uncertainties expect to be resolved and the amount of consideration that is susceptible to factors outside of the Company's influence, such as market volatility or the judgment and actions of third parties.

The Company does not disclose information about remaining performance obligations pertaining to contracts that have an original expected duration of one year or less. The transaction price allocated to remaining unsatisfied or partially unsatisfied performance obligations with an original expected duration exceeding one year was not material at December 31, 2020. Success Fees that are contingent upon completion of a specific milestone and fees associated with these services are also excluded as the fees are considered variable and not included in the transaction price at December 31, 2020.

The Company recognizes revenue from advisory services, based on a time-based input method, over the period in which the services are rendered. Success fees are typically based on a percentage of the equity or debt financing raised as defined in the terms of the contract. Due to Success fee revenue being severely constrained up until the point in which it is known that the equity or debt transaction closes (the specified milestone), Success Fee revenue will not be recognized until the confirmed closing date of the respective transaction.

Payment for advisory services are generally due promptly upon completion of a specified milestone or, for retainer fees up front or, periodically over the course of the engagement. Payment of Success Fees are generally due upon closing of the respective transaction.

The timing of the Company's revenue recognition may differ from the timing of payment by its customers. The Company records a receivable or unbilled revenue when revenue is recognized prior to payment and the Company has an unconditional right to payment. Alternatively, when payment precedes the provision of the related services, the Company records a contract liability until the performance obligations are satisfied.

The Company's contract liability relates to Retainer Fees received from engagements where the performance obligation has not yet been satisfied. As of December 31, 2020, contract liability was $62,945. As of December 31, 2019, the Company had contract liability of $202,500 which was recognized as revenue during 2020.

In connection with its services, the Company, either directly or through its affiliates, may incur out of pocket expenses which are reimbursed by its customers. In accordance with "Revenue from contracts with Customers (Topic 606)", the Company records the revenue and expense related to such amounts when incurred on its Statement of Operations.

Income taxes: The Company is taxed as a partnership under the provisions of the Internal Revenue Code and, accordingly, is not subject to federal income taxes. Instead, the member is liable for federal and state income taxes on their respective share of the taxable income of the Company. Accordingly, no provision or benefit for income taxes has been made as the Company's taxable income or loss is included in the tax return of the members.

FASB guidance requires the evaluation of income tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained "when challenged" or "when examined" by the applicable tax authority.

Income tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax benefit or expense and liability in the current year. For the year ended December 31, 2020, management has determined that there are no material uncertain income tax positions. The Company files income tax returns in U.S. federal jurisdiction, and various states.

Note 2.   Net Capital Requirements

The Company is a broker-dealer subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the Company to maintain minimum "net capital" equal to the greater of $5,000 or 6-2/3 percent of "aggregate indebtedness," as defined, and the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn if the resulting net capital ratio would exceed 10 to 1. Net capital changes from day to day, but at December 31, 2020, the Company had net capital of $4,270,680, which was $4,210,951 above its required net capital of $59,729. At December 31, 2020, the Company's aggregate indebtedness to net capital ratio was .2 to 1.

Note 3.   Customer Concentration

For the year ended December 31, 2020, the Company had three major customers which represented approximately 73 percent of total net revenue and four customers which represented approximately 95 percent of net accounts receivable. A customer is considered major when the customer represents more than 10 percent of total net revenue or net receivables for the year ended at December 31, 2020.

Note 4.   Related-Party Transactions

On October 1, 2014, the Company entered into an expense sharing agreement with Armory Group, LLC ("Armory Group") whereby Armory Group agreed to pay overhead expenses on behalf of the Company. Expenses allocated to the Company are reflected as an expense sharing charge on the accompanying Statement of Operations and include compensation and related costs for personnel, technology, communication, support services and occupancy. In connection with this agreement, the Company incurred expenses of $11,498,133 during the year ended December 31, 2020.

On October 1, 2014, the Company entered into commission agreements with specific registered representatives whereby the Company generally receives 10 percent of the revenue generated by such individuals. For the year ended December 31, 2020, Armory Securities recognized gross revenue of $2,114,692 and net revenue of $220,468 from this arrangement. For the year ended December 31, 2020, $1,923,263 was allocated to registered representatives related to the commission agreements. Such amount includes allocations of revenue generated by such individuals and other revenue generated where the registered representative assisted the Company with other revenue sources.

Note 5.   Concentration of Credit Risk

The Company maintains its cash account with a financial institution. The total cash balance of the Company is insured by the Federal Deposit Insurance Corporation (FDIC) up to $250,000 per depositor, per bank. The Company monitors such credit risk and has not experienced any losses related to such risks that, at times, may exceed federally insured limits.

Note 6.   Member's Capital and Equity Compensation

Member's capital consists of two classes of units that represent membership interests, Class A and B. The Members are not required to make additional contributions anytime and their risk is limited to existing capital **balances**

Class A members have the right and full authority to manage, control, administer and operate the business and affairs of the Company. Class B members have the right to vote on matters as specifically noted in the operating agreement.

The Class B units are intended to constitute "profit interests" within the meaning of Internal Revenue Service Revenue Procedures 93-27 and 2001-43. The Class B units entitle the holders to pro rata participation in future profits of the Company.

In 2018, Armory Group purchased all Class A and Class B units in the Company from a minority holder of the units. Subsequent to this transaction, the Company is now wholly owned by Armory Group.

As of December 31, 2020, there are 1,676 outstanding Class A units and 3,444 outstanding and vested Class B units. As of December 31, 2020, Class A member's total capital balance is $1,541,881 and Class B member's total capital balance is $3,168,397, total capital balance is $4,710,278.

Note 7.   Indemnifications

In the normal course of business, the Company enters into contracts that contain a variety of representations and warranties that provide indemnifications under certain circumstances The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. The Company expects the risk of loss to be remote.

Note 8.   Subordinated Liabilities to Claims of General Creditors

During the year ended December 31, 2020, there were no liabilities subordinated to the claims of general creditors. Accordingly, a statement of changes in liabilities subordinated to claims of general creditors has not been included in these financial statements.

Note 9.   Subsequent Events

The Company has evaluated subsequent events for potential recognition and/or disclosure through March 29, 2020, the date these financial statements were issued.